

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2020

Arthur D. Sams
President and Chief Executive Officer
Polar Power, Inc.
249 E. Gardena Blvd.
Gardena, CA 90248

      Re: Polar Power, Inc.
          Registration Statement on Form S-1
          Filed July 28, 2020
          File No. 333-240134

Dear Mr. Sams:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing

cc: Larry A. Cerutti